Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kennedy-Wilson Holdings, Inc.

Commission File No.: 001-33824

Subject Company: Kennedy Wilson Europe Real Estate Plc

Commission File No.: 132-02812

The following investor presentation was published by Kennedy-Wilson Holdings, Inc. on its website on May 14, 2017.

Investor presentation MAY 2017

DISCLAIMER All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Kennedy Wilson Holdings, Inc. ("Kennedy Wilson" or "KW") and, to the extent required by the UK Takeover Code, the directors of KW accept sole responsibility for all information, opinions, estimates, valuations, projections and commentary contained in or based on this communication, including, without limitation, all financial and commercial information, opinions, estimates, valuations, projections and commentary relating directly or indirectly to Kennedy Wilson Europe Real Estate PLC ("Kennedy Wilson Europe" or "KWE") or its assets or liabilities or derived from or reflecting any information, opinion, estimate, valuation, projection, or commentary relating to KWE or its assets or liabilities (“KWE Information”).  No representation has been made, is made or will be made at any time by KWE or any of the directors of KWE (“KWE Directors”), and none of KWE or any of the KWE Directors have authorised anyone to represent, that KWE or any KWE Director has adopted or verified the accuracy, completeness, reasonableness or achievability of any KWE Information, that all or part of it is not misleading or that all or part of it complies with all or any applicable legal, regulatory or other requirements.  Accordingly, none of KWE nor any of the KWE Directors assumes any duty of care or other duty to KW, any holder of shares or other securities of KW or any other person in relation to the content of, or any omission from, any KWE Information and KWE and each of the KWE Directors expressly disclaims all and any responsibility for the accuracy or completeness of any KWE Information or for the KWE Information not being misleading in the context in which it used and/or complying with applicable legal, regulatory, accounting or other requirements.  None of KWE nor any of the KWE Directors owes any obligation, whether to KW, any holder of shares or other securities of KW or any other person, to correct or update any KWE Information or accepts any liability, whether arising in tort, contract or otherwise, to any person in connection with any reliance or expectation placed on any KWE Information or in connection with any KWE Information, or any matter derived from it, including, without limitation, in relation to any decision to vote or not to vote in relation to any matter or to acquire or not to acquire any securities or to dispose or not to dispose of any securities.

FORWARD-LOOKING STATEMENTS All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 This presentation contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates reflecting the judgment of senior management of Kennedy Wilson based on current estimates, expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of KW’s control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. No assurance can be given that the proposed acquisition described in this presentation (the “Transaction”) will occur on terms described herein or at all. In evaluating these statements, you should specifically consider the risks referred to in KW’s filings with the SEC, including KW’s Form 10-K, which are available on KW’s website and at www.sec.gov, including, but not limited to, the following factors: the occurrence of any event, change or other circumstance that could result in abandonment of the Transaction; the inability to complete the Transaction in a timely manner or at all; difficulties in successfully integrating the two companies following completion of the Transaction and the risk of not fully realizing expected synergies from the Transaction in the time frame expected or at all; the risk that the announcement and pendency of the Transaction disrupts current plans and operations, increases operating costs, results in management distraction or difficulties in establishing and maintaining relationships with third parties or makes employee retention and incentivization more difficult; the outcome of any legal proceedings that may be instituted against the companies in connection with the announcement and pendency of the Transaction; any limitations on the companies’ ability to operate their businesses during the pendency of the Transaction; disruptions in general economic and business conditions, particularly in geographies where the companies’ respective businesses may be concentrated; volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans, all of which could increase costs and could limit the companies’ ability to acquire additional real estate assets; continued high levels of, or increases in, unemployment and general slowdowns in commercial activity; the companies’ leverage and ability to refinance existing indebtedness or incur additional indebtedness; an increase in the companies’ debt service obligations; the companies’ ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service their existing and future indebtedness; the companies’ ability to achieve improvements in operating efficiency; foreign currency fluctuations; adverse changes in the securities markets; the companies’ ability to retain their senior management and attract and retain qualified and experienced employees; the companies’ ability to retain major clients and renew related contracts; trends in use of large, full-service commercial real estate providers; changes in tax laws in the United States, Europe or Japan or other jurisdictions that reduce or eliminate deductions or other tax benefits the companies receive; the possibility that future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; the companies’ ability to dispose of assets; and costs relating to the acquisition of assets the companies may acquire could be higher than anticipated. Any such forward-looking statements, whether made in this presentation or elsewhere, should be considered in the context of the various disclosures made by KW about its business including, without limitation, the factors discussed above. Except as required by law, Kennedy Wilson does not intend to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 This presentation may be deemed to be solicitation material in respect of the proposed transaction between KW and KWE, including the issuance of shares of KW common stock in respect of the proposed transaction. In connection with such proposed issuance of KW common stock, KW expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KW effects the acquisition of KWE as a scheme under Jersey law, the issuance of KW common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KW determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the KW common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF KW ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT KW WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KW, THE PROPOSED ISSUANCE OF KW COMMON STOCK, AND THE PROPOSED ACQUISITION. The proxy statement and other relevant materials in connection with the proposed issuance of KW common stock and the acquisition (when they become available), and if required, the registration statement/prospectus and other documents filed by KW with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KW’s website, www.KennedyWilson.com, or by contacting our Investor Relations department in writing at 151 S. El Camino Dr. Beverly Hills, CA 90212.   KW, KWE, their respective directors and certain of KW’s executive officers may be deemed to be participants in the solicitation of proxies from KW stockholders with respect to the proposed acquisition, including the proposed issuance of KW shares. Information about KW’s directors and executive officers and their ownership of KW shares and KWE shares or securities referencing KWE shares is provided in KW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KW’s proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of shares of KW common stock. Non-gaap measures This presentation refers to certain non-GAAP measures including adjusted EBITDA and adjusted net income. You can find a description and other important information regarding adjusted EBITDA, adjusted net income and other non-GAAP financial measures used by KW in page 32 of this presentation and a reconciliation of the most directly comparable GAAP financial measures in page 31 of this presentation.

Global real estate investment company with complementary services division Opportunistic investor seeking real estate investments with value-creation potential Regional expertise with local investment teams in select markets creates a competitive advantage Highly aligned management team with insider ownership2 of ~17% and decades of experience working together Performance: 28% IRR3,4 and 1.9x equity multiple3,4 to Kennedy Wilson on its completed real estate investments since going public in 2009 KENNEDY-WILSON HOLDINGS OVERVIEW¹ 1 Information as of March 31, 2017, unless otherwise noted. 2 Insider ownership includes executive officers and directors of KW’s stock. Not pro forma for transaction. 3 As defined in the “Definitions” section. 4 The IRR and equity multiple are returns to KW (including promoted interest and excluding management fees) for all real estate investments purchased and sold since becoming a listed company on the NYSE on November 13, 2009 to date, including loans converted to real estate. Kennedy Wilson Global Headquarters - Beverly Hills, CA 500 Employees 25 Global Offices Assets Under Management $17b

All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: Information as of March 31, 2017 unless otherwise stated. 1 NOI at share includes stabilized income-producing properties only. Includes KWE portfolio at current ownership interest. PORTFOLIO BUILT FROM ESTABLISHING PLATFORMS Our Portfolio Today Multifamily – 37% of portfolio 27,710 units; focus on the state of Washington, San Francisco Bay Area and Southern California Includes +1,800 units under development $158mm NOI at share1, 93% Western US Commercial – 40% of portfolio 25% Office, 14% Retail, 1% Industrial +542K sq. ft. under development $90mm NOI at share1, 42% Western US; 52% Ireland and UK Expertise In Creating Regional Platforms Japan 1994: Kennedy Wilson Japan office opens as a brokerage platform 1998: Launched acquisition platform in Japan and acquired Kawasaki Tech Center for ~$100mm 2002: IPO of Kennedy Wilson Japan on Tokyo Stock Exchange 2005: Established multifamily acquisition platform in Japan, eventually acquiring 2,410 units across 50 buildings, primarily located in Tokyo 2015: Sold Japanese multifamily portfolio, resulting in $64mm profit over life of investment State of Washington KW believes market fundamentals are attractive, including job growth from its diverse economy with many local Fortune 500 companies 2006: First investment in Washington Established local investment professionals with KW’s Seattle office Portfolio today: Includes over 10,000 MF units and 838K commercial sq. ft.

2016 KWE made £413mm of dispositions across 89 properties, achieving a 32% return on cost 2015 KWE made £1.1bn in acquisitions at a 7.1% yield on cost 2011 Acquired $2.2bn UK loan portfolio from Bank of Ireland 37% IRR to KW1 Advised on Bank of Ireland’s $1.5bn recap 2012 Acquired first Dublin office asset for €15mm as a 50/50 JV 42% IRR to KW1 KW HAS A LONG AND SUCCESSFUL HISTORY IN EUROPE All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Beginning in 2011, KW acquired high quality European real estate from distressed owners and financial institutions at significant discounts to peak values KW’s contrarian approach has generated a 38% IRR to KW on European investments¹ 1 Returns to KW (including promoted interest and excluding management fees) for all real estate investments purchased and sold since becoming a listed company on the NYSE on November 13, 2009 through to March 31, 2017, including loans converted to real estate. Excludes KWE investments. 2 The KWE scheme document will contain either updated valuations reported on in accordance with Rule 29 of the Code or confirmations that the December 31, 2016 valuations continue to apply. 2014 £1.0bn IPO of KWE: 23% growth in NAV per share from June 2014 to December 20162

All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 Per international Monetary Fund. 2 Represents period between December 2016 and February 2017. 3 Market data as of May 11, 2017. 4 Per American Chamber of Commerce in Ireland. MARKET OPPORTUNITY United Kingdom 2017: 2% projected growth, 2nd fastest in G71 4.7% unemployment (12 year low)2 1.15% current 10 year Gov’t Bond Yield vs 2.81% 10 year average3 KW’s outlook: Short term uncertainty due to Brexit Long term outlook remains attractive Ireland Fastest growing country in the Eurozone4 Gateway to Europe: >700 companies based in Ireland 14% / 7% YOY increase in Dublin office / apartment rents KW’s outlook: Short term potential beneficiary due to Brexit Long term fundamentals remains attractive Historically Low Interest and FX Rates Historically Low Interest and FX Rates

Additional long-term upside from asset management, development and capital recycling High quality portfolio with long leases and a strong, well-diversified tenant base INTRODUCTION TO KWE’S PORTFOLIO All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Geographic Mix (% Carrying Equity Value of Property¹) KWE Portfolio Statistics £162mm topped-up NOI from 219 properties and 2 loan portfolios 93.4% occupancy 7.3 / 9.2 years wtd. avg. lease term (to break / expiry) 9.2% “under-rented” across portfolio2 +15.3% rent increases in Q1³ +32% / +35% return on cost from disposals in 2016 / YTD 2017 Top tenants: Italian Govt., Bank of Ireland, Telegraph Media, BT, KPMG, Carrefour and UK Govt.4 Note: Information as of March 31, 2017 unless otherwise stated. 1 Calculated based on investment account (book value of equity interest at share before accumulated depreciation and amortization); excludes cash and hedges. 2 As of December 31, 2016, “Under-rented” refers to average difference between estimated rental value at market rates and actual rents. 3 Average increase on previously occupied space for commercial lease transactions completed during the quarter. 4 Based on topped up gross annual rent. 111 Buckingham Palace Rd London, England Baggot Plaza Dublin, Ireland 6 Lochside Avenue Edinburgh, Scotland Ireland: 25.7% 0.8mm sq. ft. office 0.5mm sq. ft. retail 523 residential units UK: 59.7% 2.7mm sq. ft. office 1.9mm sq. ft. retail 2.8mm sq. ft. industrial 294 residential. units Spain 9.0% 0.8mm sq. ft. retail Italy 5.6% 1.1mm sq. ft. office

Transaction Overview Consideration 100% stock-for-stock combination between Kennedy Wilson Europe (KWE) and Kennedy Wilson (KW) Fixed exchange ratio of 0.667 KW shares for each KWE share Pro forma ownership of ~64% KW and ~36% KWE Corporate & Management KW will be the surviving public company (NYSE: KW) KW management, led by Chairman and CEO William McMorrow, will continue to lead the Combined Group Introduction to the Combined Group The Combined Group is a global real estate investment company with a complementary fund management business and real estate services unit that helps source attractive investment opportunities Combination continues KW’s evolution: simpler structure, increased emphasis on recurring cash flows from owned assets, while simultaneously utilizing the fund structure to take advantage of shorter-term investment opportunities with additional capital allocation flexibility Continue to focus on markets where management sees long-term potential: Western US, UK and Ireland Financial Impact ~$100mm increase in operating cash flows from full ownership of KWE¹ Most of additional KWE cash flow goes straight to bottom line Improved cash flow profile enhances potential future capital returns to shareholders KW’s Board intends to increase its first quarterly dividend following completion of the transaction by approximately 12% to $0.19 per share (which would equate to $0.76 on an annualized basis) Potential financial benefits include: Additional income due to expanded investment capacity due to lower cash needs together vs. apart Cost of capital improvements Certain cost synergies related to elimination of duplicative public company costs and KWE’s revolving credit facility Expected Close & Conditions Expected to close in Q3 2017 Subject to customary closing conditions including KW and KWE shareholder approval All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 Please refer to page 14 for additional information.

Strategic Rationale and Transaction Benefits Combination Creates a Leading Real Estate Investment and Asset Management Platform Enhanced Portfolio Diversification + Flexibility to Allocate Capital Strong Pro Forma Capital Structure to Support Growth Increased Cash Flows and Growing Dividend Continuity of Leadership Team with a Strong Track Record All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127

Enhanced Diversification & Flexibility to allocate capital All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: Information as of March 31, 2017. 1 Percentages calculated based on investment account (book value of equity interest at share before accumulated depreciation and amortization); totals exclude cash and hedges. 2 Percentages calculated based on NOI from stabilized income-producing properties only. Asset Class Geography Investment Approach Use balance sheet to hold properties with strong recurring cash flows for the long-term Take advantage of shorter-term opportunities via funds and partnerships with third party investors Continue to optimize portfolio and recycle capital to generate attractive risk adjusted returns Looking Ahead Key Segments Represent ~66% of Property NOI² Western US Multifamily – ~36% of total property NOI; focus on the state of Washington, San Francisco Bay Area and Southern California United Kingdom & Ireland Office – ~30% of total property NOI; focus on Dublin CBD and South East UK Initial Combined Group Portfolio (at share)¹

Over $1.5bn in value-add initiatives under development LARGER DEVELOPMENT PIPELINE ACROSS MULTIPLE ASSET CLASSES TO INCREASE RECURRING INCOME All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 111 Buckingham Palace Road >$200mm of additional investment expected to be made in the next 2-3 years . Capital Dock (Dublin) Acquired 111 BPR in November 2014 Completed the extension and refurbishment of the reception and Sky Lobby in November 2016 Completed KWE’s largest rent review in Q1 2017 with Telegraph Media Group, delivering 21% growth over previous passing rents Mixed-use urban campus featuring 190 luxury residential units and 451,000 commercial sq. ft. Estimated completion date between 2017 and 2018 $55.2mm estimated investment to complete; $48.4mm total investment account as of March 31, 2017

~$100mm increase in operating cash flows from full ownership of KWE1 Today: KW receives cash management fees and cash dividends from KWE (~$27mm annualized) Pro forma: KW will have access to 100% of KWE’s property cash flows post debt service (~$133mm of annualized) Most of additional KWE cash flow goes straight to bottom line KW’s employees already manage the KWE portfolio KWE has no investment professionals Dividend increase KW’s Board intends to increase its first quarterly dividend following the completion of the transaction by ~12% to $0.19 per share Earnings accretion KW’s Board believes the combination will be accretive to adj. net income per share immediately following completion2 All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 2016 Pro Forma Adjusted EBITDA Increase IN recurring Cash Flows 1 “Today” cash flows based on 1Q 2017 annualized figure. “Pro forma” cash flows based on KWE’s estimated annualized NOI as of March 31, 2017, less annualized 1Q 2017 interest expense. 2 No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to meant that adjusted earnings per share for KW, KWE or the Combined Group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published adjusted net income per share for KW, KWE or the combined group, as appropriate. KW Dividend Over Time KW (at share) Unowned Share of KWE Combined Group (at share) $350mm $211mm $561mm

Lower liquidity needs for Combined Group: ability to invest excess liquidity to enhance cash flow Illustratively, every $100 million of incremental acquisitions or development activity could generate ~$6 million of EBITDA or ~$4 million of net income5 Well staggered debt maturities with <30% of debt maturing over the next 5 years Kennedy Wilson (at share)1 Kennedy Wilson Europe Combined Group (at share) Available Cash & Liquidity2 $974mm $841mm $1,360mm Net Debt / Enterprise Value3 54% 49% 51 % Fixed Charge Coverage Ratio 2.4 x 3.5 x 2.7 x Weighted Average Interest Rate 4.2% 3.0% 3.8% Weighted Average Debt Maturity4 6.8 Years 6.0 Years 6.6 Years S&P Credit Rating BB- (Positive Watch) BBB (Negative Watch) TBD PRO FORMA CAPITAL STRUCTURE: LOWER LEVERAGE, MORE LIQUIDITY All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: Market data as of April 21, 2017. KWE balance sheet data as of December 31, 2016, and converted into USD using FX rates as of December 31, 2016 (USD / GBP of 1.234 and USD / EUR of 1.052). 1 Includes KWE portfolio at share. 2 Includes cash and lines of credit as of December 31, 2016. Combined Group figure based on KW’s existing line of credit, and adjusted for anticipated transaction costs of $45mm. 3 Enterprise value calculated as the sum of market capitalization and net debt at share. Combined Group market capitalization based on fixed exchange ratio of 0.667x KWE shares per KW share and current KW share price. 4 As of December 31, 2016. 5 Assuming 6.0% cap rate, 4.0% interest rate, and 50.0% LTV for illustrative purposes. Excludes tax impacts.

William J. McMorrow Chairman & CEO Kent Y. Mouton Executive Vice President & General Counsel Matt Windisch Executive Vice President Justin Enbody CFO In Ku Lee SVP and Deputy General Counsel Regina Finnegan Director of Global Risk Management Kurt Zech President of Multifamily Investments Nick Colonna President of Commercial Investments & Fund Management All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Europe Based US Based SAME LEADERSHIP TEAM WITH A STRONG TRACK RECORD 13% insider ownership of the Combined Group; minimal integration risk Mary L. Ricks President & CEO, KW Europe Fraser Kennedy Head of Finance, KW Europe Peter Collins COO, KW Europe Fiona D’Silva Head of Origination KW Europe Mike Pegler Head of Asset Management, KW Europe Alison Rohan Head of Ireland, KW Europe Gautam Doshi Senior Director, KW Europe Padmini Singla General Counsel, KW Europe No change of control clauses triggered; no material increase to G&A expense (executive bonuses are capped)

COMBINATION Creates a leading real estate investment and asset management platform Kennedy Wilson Kennedy Wilson Europe Combined Group Market Capitalization $2.6bn $1.6bn $4.0bn Enterprise Value (at Share)1 $5.6bn $3.1bn $8.2bn # Properties2 210 (excl. KWE) 219 429 Weighted Average Ownership of Properties 40% 100% 63 % Wholly-Owned Property NOI $150mm $192mm $342mm Total Property NOI (at Share)3 $266mm $192mm $413mm All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: Market data as of April 21, 2017, balance sheet data as of December 31, 2016, and portfolio data as of March 31, 2017. KW figures include KWE at current ownership interest unless otherwise stated. Combined Group market capitalization and enterprise value based on fixed exchange ratio of 0.667x KW shares per KWE share and current KW share price. For these reasons, Combined Group figures will not equal the sum of KW and KWE figures for certain line items. 1 Enterprise value calculated as the sum of market capitalization and net debt at share. 2 Includes unstabilized properties and development projects. 3 Represents NOI for stabilized portfolio only, excluding loans.

APPENDIX 111 Buckingham Palace Road London, England ~224,000 sq. ft. office

CASE STUDY: IRELAND PORTFOLIO All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 42% IRR to KW on realized Ireland investments¹ Background Key Metrics of the Combined Group KW’s Ireland portfolio grew out of the 2011 acquisition of Bank of Ireland Real Estate Investment Management Capitalized on an opportunity to acquire high quality European real estate at significant discounts to peak values The Combined Group will be a leading property company in Ireland, with a strong reputation in apartments Significant development portfolio provides additional upside Select Assets Capital Dock, Dublin (KW) Mespil Road, Dublin (KWE) Shelbutne Hotel, Dublin (KWE) Alliance, Dublin (KW) Shelbourne Hotel, Dublin (KW) Clancy Quay, Dublin (KW) Stillorgan, Dublin (KWE) # Properties (excl. loans) 36 Commercial Square Footage 2.2mm # Residential Units (incl. Development) 1,907 Multifamily Occupancy (Stabilized Portfolio) 97.6% Commercial Occupancy (Stabilized Portfolio) 98.3% Estimated annualized NOI (Stabilized Portfolio; at Share) $73.3mm Note: Portfolio data as of March 31, 2017. All portfolio date includes unstabilized and development properties unless otherwise noted. Please see “definitions” on page 32 for a definition of “estimated annualized NOI” and a description of its limitations. 1 IRR to KW (including promoted interest and excluding management fees) for all Irish real estate investments purchased and sold since becoming a listed company on the NYSE on November 13, 2009 through to March 31, 2017, including loans converted to real estate. Excludes KWE investments.

CASE STUDY: MULTIFAMILY PORTFOLIO All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 35% IRR to KW on realized multifamily investments¹ Note: Portfolio data as of March 31, 2017. All portfolio date includes unstabilized and development properties unless otherwise noted. Please see “definitions” on page 32 for a definition of “same property” and “estimated annualized NOI” and a description of its limitations. 1 IRR to KW (including promoted interest and excluding management fees) for all multifamily real estate investments purchased and sold since becoming a listed company on the NYSE on November 13, 2009 through to March 31, 2017, including loans converted to real estate. Excludes KWE investments. 3 Pro forma for the transaction, including 100% of KWE’s multifamily portfolio. Additional upside from value-added asset management and significant development pipeline Background Key Metrics of the Combined Group KW pursues multifamily acquisition opportunities primarily in supply-constrained, infill markets, with a value-add strategy Since 2009, portfolio has grown from ~8,800 to ~27,700 units and average ownership has increased Portfolio is concentrated in select Western U.S. submarkets (~80% of units) Presence in UK and Ireland provides opportunity to apply asset management lessons learned from US portfolio to drive value 15 consecutive quarters of >7% y-o-y same property NOI growth Select Assets # Properties 142 # Units – Stabilized 25,738 # Units – Unstabilized & Development 1,972 Occupancy (Stabilized Portfolio) 93.9% Same Property NOI Growth (Q1 2017) 7.4% Est. Annualized NOI (Stabilized Portfolio; at Share) $167mm Carrying Equity Value of Property2 $783mm Weighted Average Ownership (Stabilized)2 57.6% Liffey Trust, Dublin, Ireland (KWE) Pioneer Point, London, UK (KWE) Harrington Square, Renton, WA (KW) Vintage Housing Holdings, Western US (KW) Espirit, Marina Del Ray, CA (KW) Clancy Quay, Dublin, Ireland (KW)

All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 CASE STUDY: UNLOCKING VALUE GLOBALLY 150 El Camino Drive, Beverly Hills, CA 2013: Acquired fully vacant by KW Asset repositioning: Completed full scale renovation of exterior and interior 2016: Completed remodel, 100% leased during Q2 2017: Completed tenant improvement work; final tenant took occupancy in Q1 Baggot Plaza, Dublin, Ireland 2014: Acquired by KWE Asset repositioning: Redeveloped property incl. increasing sq. ft. from 92K to 129K 2016: Bank of Ireland takes full occupancy on a 25-year lease (20 year certain) 8.6% stabilized yield-on-cost

LARGEST ASSETS OF THE COMBINED GROUP All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Top 5 Assets: KW Top 5 Assets: KWE Note: KW Top 5 assets sorted by NOI, KWE Top 5 assets sorted per disclosure in the Q1 2017 Business Update. Asset Country City Sector Size Occupancy Bella Vista US San Pablo, CA Multifamily 1,008 units 94 % Summer House US Alameda, CA Multifamily 615 units 96 % The Oaks US Los Angeles, CA Office 355k Sq. Ft. 98 % Kirker Creek US Pittsburg, CA Multifamily 542 units 93 % Club Palisades US Seattle, WA Multifamily 750 units 91 % Asset Country City Sector Size Occupancy Buckingham Palace Road UK London Office 224k Sq. Ft. 100 % Baggot Plaza Ireland Dublin Office 129k Sq. Ft. 100% 40/42 Mespil Road Ireland Dublin Office 118k Sq. Ft. 100 % Russell Court Ireland Dublin Office 139k Sq. Ft. 100 % Pioneer Point UK London Multifamily 151k Sq. Ft. 92%

SELECT COMBINED GROUP DEVELOPMENT PROJECTS All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 KW KWE 1 Includes total investment account of the Combined Group unstabilized and development projects as of March 31, 2017. 2 Represents estimated peak capital date.

Asset Class DIVERSIFICATION Kennedy Wilson (at share1) Kennedy Wilson Europe Combined Group (at share) All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: Information as of March 31, 2017. Calculated based on investment account (book value of equity interest at share before accumulated depreciation and amortization); totals exclude cash and hedges. 1 Includes KWE portfolio at share. $1.4bn Carrying Equity Value of Property $1.9bn Carrying Equity Value of Property $3.0bn Carrying Equity Value of Property

GEOGRAPHIC Diversification Kennedy Wilson (at share1) Kennedy Wilson Europe Combined Group (at share) All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: Information as of March 31, 2017. Calculated based on investment account (book value of equity interest at share before accumulated depreciation and amortization); totals exclude cash and hedges. 1 Includes KWE portfolio at share. $1.4bn Carrying Equity Value of Property $1.9bn Carrying Equity Value of Property $3.0bn Carrying Equity Value of Property

COMPONENTS OF VALUE OF THE COMBINED GROUP All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 Note: The above key valuation metrics are provided to assist in the calculation of a sum-of-the-parts valuation of the Combined Group as of March 31, 2017. Please note that excluded above is the potential value of the company’s future promoted interest as well as the value of the company’s team and brand. A sum of the parts can be calculated by adding together the Combined Group’s share of the value of its investments and the value of its services business, and subtracting the value of its net liabilities. 1 Weighted average ownership figures for income-producing / stabilized properties are based on the Combined Group’s share of NOI and are presented on a pre-promote basis. Weighted average ownership figures for commercial-unstabilized, loans, residential, and other investments are based on the Combined Group’s investment account. 2 Please see “Definitions” for a definition of estimated annualized NOI and a description of its limitations. 3 As of March 31, 2017, pro forma for the transaction, based on the Combined Group’s weighted-average ownership. 4 Corporate debt includes KW parent company level debt only. KWE debt treated as investment debt.

PRO FORMA INVESTMENT SUMMARY FOR THE COMBINED GROUP All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 As of March 31, 2017. 2 Please see page 32 for a definition of estimated annualized NOI and a description of its limitations. 3 Debt represents 100% debt balance against properties as of March 31, 2017. 4 Weighted average ownership figures based on the Company’s share of NOI and are presented on a pre-promote basis. 5 Estimated foreign exchange rates are €0.94 = $1 USD, ¥111 = $1 USD, and £0.80 = $1 USD, related to NOI and debt. 6 Represents properties that are either under development or undergoing lease up as part of our asset management strategy.

PRO FORMA INVESTMENT SUMMARY FOR THE COMBINED GROUP All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 As of March 31, 2017. 2 Please see page 32 for a definition of estimated annualized NOI and a description of its limitations. 3 Debt represents 100% debt balance against properties as of March 31, 2017. 4 Weighted average ownership figures based on the Company’s share of NOI and are presented on a pre-promote basis. Weighted-average ownership figures for commercial unstabilized, loans, residential, and other investments are based on the Company's investment account. 5The information presented in this row for Western US commercial assets includes our corporate headquarters wholly owned by KW comprising 58,000 sq. ft., $35 million of debt, 100% occupancy, $3.0 million in annualized NOI and investment account balance of $33.8 million as of March 31, 2017. 6 Estimated foreign exchange rates are £0.80 = $1 USD and €0.94 = $1 USD, related to NOI and debt. 7 Represents properties that are either under development or undergoing lease up as part of our asset management strategy.

PRO FORMA INVESTMENT SUMMARY FOR THE COMBINED GROUP All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 Please see page 32 for a definition of estimated annualized NOI and a description of its limitations. 2 Debt represents 100% debt balance against properties as of March 31, 2017. 3 Weighted average ownership figures based on the Company’s share of NOI and are presented on a pre-promote basis. Weighted average ownership figures for commercial-unstabilized, loans, residential, and other investments are based on the Company's investment account. 4 Estimated foreign exchange rates are £0.80 = $1 USD and €0.94 = $1 USD, related to NOI and debt. 5 Represents total number of loans at initial acquisition of respective pools. 6 Unpaid Principal Balance. 7 Represents the amount of cash we would receive if the loans are resolved at par, excluding our promoted interests.

PRO FORMA INVESTMENT SUMMARY FOR THE COMBINED GROUP All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 Debt represents 100% debt balance against properties as of March 31, 2017. 2 Ownership figures are presented on a weighted-average basis based on the Company’s investment account in each investment. 3 Estimated foreign exchange rates are €0.94 = $1 USD, related to NOI and debt.

ILLUSTRATIVE TRANSACTION IMPACT: FY2016 PRO FORMA All font should be Arial (Body) 190 208 224 0 63 114 238 116 33 191 191 191 127 127 127 1 Based on transaction exchange ratio of 0.667x, excluding the 29.8mm KWE shares currently owned by KW. 2 Excludes $24.9 million of unamortized loan fees and unamortized net premium of $0.9 million, as of December 31, 2016. 3 Represents principal balance of senior notes.

Adjusted EBITDA: Represents Consolidated EBITDA, as defined below, adjusted to exclude share-based compensation expense and EBITDA attributable to noncontrolling interests. Please also the reconciliation to GAAP included in page 31 of this presentation and also available at www.kennedywilson.com. Our management uses Adjusted EBITDA to analyze our business because it adjusts our net income for items we believe do not accurately reflect the nature of our business going forward or that relate to non-cash compensation expense or noncontrolling interests. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe Adjusted EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations. However, Adjusted EBITDA is not a recognized measurement under GAAP and when analyzing our operating performance, readers should use Adjusted EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, Adjusted EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not remove all non-cash items (such as acquisition-related gains) or consider certain cash requirements such as tax and debt service payments. The amount shown for Adjusted EBITDA also differs from the amount calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments. Adjusted Fees: Refers to KW’s gross investment management, property services and research fees adjusted to include fees eliminated in consolidation and KW’s share of fees in unconsolidated service businesses. Our management uses Adjusted fees to analyze our investment management and real estate services business because the measure removes required eliminations under GAAP for properties in which the Company provides services but also has an ownership interest. These eliminations understate he economic value of the investment management, property services and research fees and makes the Company comparable to other real estate companies that provide investment management and real estate services but do not have an ownership interest in the properties they manage. Our management believes that adjusting GAAP fees to reflect these amounts eliminated in consolidation presents a more holistic measure of the scope of our investment management and real estate services business. Adjusted Net Income: Represents net income before depreciation and amortization, our share of depreciation and amortization included in income from unconsolidated investments, share-based compensation and net income attributable to noncontrolling interests, before depreciation and amortization. Please also see the reconciliation to GAAP included in page 31 of this presentation and also available at www.kennedywilson.com. Cap Rate: Represents the net operating income of an investment for the year preceding its acquisition or disposition, as applicable, divided by the purchase or sale price, as applicable. Cap rates set forth in this presentation only includes data from income-producing properties. We calculate cap rates based on information that is supplied to us during the acquisition diligence process. This information is often not audited or reviewed by independent accountants and may be presented in a manner that is different from similar information included in our financial statements prepared in accordance with GAAP. In addition, cap rates represent historical performance and are not a guarantee of future NOI. Properties for which a cap rate is provided may not continue to perform at that cap rate. Combined Group at Share: Represents the Combined Group’s share calculated using proportionate economic ownership of each asset in the portfolio. Consolidated EBITDA: Represents net income before noncontrolling interest income, interest expense, the Company’s share of interest expense included in income from investments in unconsolidated investments, depreciation and amortization, the Company’s share of depreciation and amortization included in income from unconsolidated investments, loss on early extinguishment of corporate debt and income taxes. Equity Multiple: Calculated by dividing the amount of total distributions received by KW from an investment (including any gains, return of equity invested by KW and promoted interests) by the amount of total contributions invested by KW in such investment. This metric does not take into account management fees, organizational fees, or other similar expenses, all of which in the aggregate may be substantial and lower the overall return to KW. Equity multiples represent historical performance and are not a guarantee of the future performance of investments. Estimated Annualized NOI: A property-level non-GAAP measure representing the estimated annualized net operating income from each property as of the date shown, inclusive of rent abatements (if applicable). The calculation excludes depreciation and amortization expense, and does not capture the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures, tenant improvements, and leasing commissions necessary to maintain the operating performance of our properties. Any of the enumerated items above could have a material effect on the performance of our properties. Estimated annualized NOI is not an indicator of the actual annual net operating income that the Company will or expects to realize in any period. Please also see the definition of "Net Operating Income" below. Investment Account: Refers to the consolidated investment account presented after noncontrolling interest on invested assets gross of accumulated depreciation and amortization. Investment Management and Real Estate Services Assets under Management ("IMRES AUM”): Generally refers to the properties and other assets with respect to which we provide (or participate in) oversight, investment management services and other advice, and which generally consist of real estate properties or loans, and investments in joint ventures. Our AUM is principally intended to reflect the extent of our presence in the real estate market, not the basis for determining our management fees. Our AUM consists of the total estimated fair value of the real estate properties and other real estate related assets either owned by third parties, wholly owned by us or held by joint ventures and other entities in which our sponsored funds or investment vehicles and client accounts have invested. Committed (but unfunded) capital from investors in our sponsored funds is not included in our AUM. The estimated value of development properties is included at estimated completion cost. IRR: Based on cumulative distributions to date on each investment and is the leveraged internal rate of return on equity invested in the investment. The IRR measures the return on KW's investment in each asset including promoted interests, expressed as a compound rate of interest over the entire investment period. This return does not take into account management fees, organizational fees, or other similar expenses, all of which in the aggregate may be substantial and lower the overall return to KW. IRR represents historical performance and is not a guarantee of the future performance of investments.  KW at Share: Represents KW’s share calculated using proportionate economic ownership of each asset in the portfolio, including KW’s 23.6% ownership in KWE as of March 31, 2017. Unless otherwise stated, KW ownership of KWE shown at 23.6% as of March 31, 2017. Net Operating Income: A non-GAAP measure representing the income produced by a property calculated by deducting operating expenses from operating revenues. Our management uses net operating income to assess and compare the performance of our properties and to estimate their fair value. Net operating income does not include the effects of depreciation or amortization or gains or losses from the sale of properties because the effects of those items do not necessarily represent the actual change in the value of our properties resulting from our value-add initiatives or changing market conditions. Our management believes that net operating income reflects the core revenues and costs of operating our properties and is better suited to evaluate trends in occupancy and lease rates. Same Property: Refers to properties in which Kennedy Wilson has an ownership interest during the entire span of both periods being compared. The same property information presented throughout this report is shown on a cash basis and excludes non-recurring expenses. This analysis excludes properties that are either under development or undergoing lease up as part of KW’s asset management strategy. DEFINITIONS

151 S. EL CAMINO DR. | BEVERLY HILLS, CA 90212 | TEL: 310-887-6400 | FAX: 310-887-3410 | WWW.KENNEDYWILSON.COM

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of a recommended offer by Kennedy-Wilson Holdings, Inc. (“KWH”) to acquire all of the outstanding shares (other than shares owned by KWH or its subsidiaries or held in treasury) of Kennedy Wilson Europe Real Estate Plc, a public limited company registered in Jersey (“KWE”), in an all-stock transaction (the “Transaction”), including the issuance of shares of KWH common stock in respect of the Transaction. In connection with such proposed share issuance, KWH expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KWH effects the Transaction as a scheme of arrangement under Jersey law, the issuance of KWH common stock would not be expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KWH determines to the Transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the shares that would be issued in such transaction. INVESTORS AND SECURITY HOLDERS OF KWH ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KWH WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KWH, THE PROPOSED ISSUANCE OF KWH COMMON STOCK, AND THE TRANSACTION. The preliminary proxy statement, the definitive proxy statement, in each case as applicable, and other relevant materials in connection with the proposed issuance of KWH common stock and the Transaction (when they become available), and, if required, the registration statement/prospectus and other documents filed by KWH with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KWH’s website, ir.kennedywilson.com, or by contacting KWH’s Investor Relations department in writing at 151 S. El Camino Dr. Beverly Hills, CA 90212.

KWH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from KWH shareholders with respect to the Transaction. Information about KWH’s directors and executive officers and their ownership of KWH shares and KWE shares or securities referencing KWE shares is provided in KWH’s Annual Report on Form 10-K for the fiscal year ended 31 December 2016, which was filed with the SEC on February 27, 2017, and KWH’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016 and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of new KWH shares.

Forward-Looking Information

This presentation contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates reflecting the judgment of senior management based on current estimates, expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of the companies’ control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. No assurance can be given that the proposed Transaction will happen as anticipated or at all. In evaluating these statements, you should specifically consider the risks referred to in our filings with the SEC, including our Form 10-K, which are available on our website and at www.sec.gov, including, but not limited to, the following factors: the occurrence of any event, change or other circumstance that could result in abandonment of the Transaction; the inability to complete the Transaction in a timely manner or at all; difficulties in successfully integrating the two companies following completion of the Transaction and the risk of not fully realizing expected synergies from the Transaction in the time frame expected or at all; the risk that the announcement and pendency of the Transaction disrupts current plans and operations, increases operating costs, results in management distraction or difficulties in establishing and maintaining relationships with third parties or makes employee retention and incentivization more difficult; the outcome of any legal proceedings that may be instituted against the companies in connection with the announcement and pendency of the Transaction; any limitations on the companies’ ability to operate their businesses during the pendency of the Transaction; disruptions in general economic and business conditions, particularly in geographies where the companies’ respective businesses may be concentrated; volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans, all of which could increase costs and could limit the companies’ ability to acquire additional real estate assets; continued high levels of, or increases in, unemployment and general slowdowns in commercial activity; the companies’ leverage and ability to refinance existing indebtedness or incur additional indebtedness; an increase in the companies’ debt service obligations; the companies’ ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service their existing and future indebtedness; the companies’ ability to achieve improvements in operating efficiency; foreign currency fluctuations; adverse changes in the securities markets; the companies’ ability to retain their senior management and attract and retain qualified and experienced employees; the companies’ ability to retain major clients and renew related contracts; trends in use of large, full-service commercial real estate providers; changes in tax laws in the United States, Europe or Japan or other jurisdictions that reduce or eliminate deductions or other tax benefits the companies receive; the possibility that future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; the companies’ ability to dispose of assets; and costs relating to the acquisition of assets the companies may acquire could be higher than anticipated. Except as required by law, KWH does not intend to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.